Exhibit 99.1
RANDGOLD RESOURCES LIMITED
Incorporated in Jersey, Channel Islands
Reg. No. 62686
LSE Trading Symbol: RRS
Nasdaq Trading Symbol: GOLD
TR-1: Notifications of Major Interests in Shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	RANDGOLD RESOURCES LIMITED
2. Reason for notification (yes/no)

An acquisition or disposal of voting rights	YES

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached

An event changing the breakdown of voting rights

Other (please specify):

3. Full name of person(s) subject to notification obligation:	BlackRock Global Funds

4. Full name of shareholder(s) (if different from 3):

5. Date of transaction (and date on which the threshold is crossed or reached if different):	22 September 2008

6. Date on which issuer notified:	24 September 2008

7. Threshold(s) that is/are crossed or reached:	Holding has gone above 6%

8: Notified Details

A: Voting rights attached to shares

Situation previous to
the triggering
Class/type of	transaction		Resulting situation after the triggering transaction
shares		Number		Number of voting		Percentage of
If possible use	Number	of voting	Number	rights		voting rights
ISIN code	of shares	rights	of shares	Direct	Indirect	Direct	Indirect
ISIN:	4,500,000	4,500,000	4,750,000	4,750,000	N/A	6.21%	N/A
GB00B01C3S32
B: Financial Instruments
Resulting situation after the triggering transaction

No. of voting rights
Type of		Exercise/	that may be acquired	Percentage
financial		conversion	(if the instrument	of voting
instrument	Expiration date	period/date	exercised/converted)	rights

Total (A+B)

Number of voting rights	Percentage of voting rights
4,750,000	6.21%
9. Chain of controlled undertakings through which the voting rights and /or the financial instruments are effectively held, if applicable:
Proxy Voting:

10. Name of proxy holder:

11. Number of voting rights proxy holder will cease to hold:

12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:

14 Contact name:

15. Contact telephone name:
Annex: Notification of major interests in shares
A: Identity of the persons or legal entity subject to the notification obligation

Full name	BlackRock Global Funds
(including legal form of legal entities)

Contact address	33 King William Street, London, EC4R 9AS
(registered office for legal entities)

Phone number & email	020 7743 2098

Other useful information	Thomas Hone
(at least legal representative for legal persons)

B: Identity of the notifier, if applicable

Full name	D J Haddon

Contact address	La Motte Chambers, La Motte Street, St.Helier,
Jersey, JE1 1BJ, Channel Islands

Phone number & email	+44 1534 735 444
dhaddon@randgoldresources.com

Other useful information
(e.g. functional relationship with the person or legal entity subject to the notification obligation)

C: Additional information